Securities and Exchange Commission

Division of Corporation Finance

Office of Energy &Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cadeler A/S Registration Statement on Form F-4 Filed October 19, 2023 File No. 333-275092

To Whom it May Concern:

On behalf of Cadeler A/S (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated October 25, 2023, relating to the above referenced Registration Statement on Form F-4 (the “October 19 F-4”). Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement on Form F-4 (the “October 31 F-4”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the October 19 F-4), all page references herein correspond to the relevant page of the October 31 F-4. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the October 31 F-4. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the October 31 F-4.

Date
October 31, 2023

Cadeler A/S
Fairway House
Arne Jacobsens Allé 7
DK-2300 Copenhagen S
Denmark

+45 3246 3100
cadeler.com

CVR. no. 31180503

Registration Statement on Form F-4 filed October 19, 2023

Questions and Answers About the Offer and the Merger, page 7

1. We note the following disclosure on page 13: "The Offer was commenced on the date of the first public filing of the registration statement on Form F-4 of which this prospectus is a part." This statement appears to be incorrect, as it does not appear that the Offer has commenced. Relatedly, we note the following apparently incorrect disclosure on page 320: "In addition, Cadeler has filed with the SEC a tender offer statement on Schedule TO... . Eneti has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9... ." Please revise, or advise.

Response: The Company respectfully advises the Staff that it has removed the respective disclosure on page 13 and has revised the disclosure on page 324.

Exhibits

2. Please have counsel revise the legal opinion to remove the assumption in Section 2.d.i, as counsel cannot assume that the company has taken all corporate actions necessary to authorize the issuance of the securities. In addition, please have counsel revise Page 6 to delete the statement that the opinion shall not be relied upon by any person other than the Company. Refer to Sections II.B.3.a and II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

Response: The Company respectfully advises the Staff that counsel has revised the disclosure on pages 3 and 6 of the legal opinion in response to this comment.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact our counsel, Connie I. Milonakis of Davis Polk & Wardwell London LLP, at +44 207 418-1327.

Very truly yours, /s/ Peter Brogaard Hansen Peter Brogaard Hansen